[Fried, Frank, Harris, Shriver & Jacobson LLP Letterhead]

VIA EDGAR

March 10, 2011

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attention:  Ms. Peggy Kim

RE:                            South Hertfordshire United Kingdom Fund, Ltd.

Amendment No. 1 to Schedule 13E-3 filed March 2, 2011

File No. 5-82175

Amendment No. 1 to Schedule 14A filed March 2, 2011

File No. 0-19889

Dear Ms. Kim:

On behalf of our client, South Hertfordshire United Kingdom Fund, Ltd. (the “Partnership”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2011 regarding the above-referenced Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14A, each filed March 2, 2011.

Simultaneously with the filing of this letter, the Partnership is filing with the Commission Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2 to Schedule 13E-3”) and Amendment No. 2 to Schedule 14A (“Amendment No. 2 to Schedule 14A”).

For your convenience, the Staff’s comments are repeated below in italics, with the Partnership’s response to each comment set forth immediately following each comment.

Schedule 13E-3

1.                                       We note your response to comment two in our letter dated February 14, 2011; however, we reissue our comment. Please remove the last paragraph on page 2 since it is inconsistent with the public disclosures otherwise made in the filing. In addition, please note that Rule 13e-3 and Schedule 13E-3 require the filing persons to file the Schedule 13E-3, not the staff of the SEC.

The Partnership has revised the disclosure on page 2 of Amendment No. 2 to Schedule 13E-3 in response to the Staff’s comment.

Schedule 14A

Summary Term Sheet, page 1

Distributions to Unitholders..., page 2

2.                                       We note your response to comment five in our letter dated February 14, 2011. Please revise to clarify that the £(3,100,000) will be paid to Virgin Media Limited, as stated on page 6.

The Partnership has revised the disclosure on page 3 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

The General Partner’s Reasons..., page 4

3.                                       We note your response to comment six in our letter dated February 14, 2011; however, we reissue our comment. We note that the General Partner and the Partnership believe that the transaction is fair to those unitholders “that are unaffiliated with ntl (B) Limited, Virgin Media Limited and Virgin Media Inc.” Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated unitholders of the issuer. Please revise to consistently state whether each filing person believes the transaction is fair to unaffiliated unitholders of the issuer. Please similarly revise the disclosure on pages 23 and 27.

The Partnership has revised the disclosure on pages 4, 22, 23 and 27 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

Interests of Certain Persons in the Asset Sale, page 6

4.                                       Please revise to also quantify the tax benefits of the transaction to affiliates.

The Partnership has revised the disclosure on pages 6-7 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

The General Partner’s Reasons..., page 22

5.                                       Please revise to address whether each filing person considered the price of $150 per unit being offered in the recent mini-tender offer in making their fairness determination.

The Partnership has revised the disclosure on page 26 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

Alternatives to the Asset Sale, page 27

6.                                       We note your response to comment 14 in our letter dated February 14, 2011. The background discussion refers to odd-lot offers, the acquisition of ntl South Herts, the acquisition of the Partnership and other “alternative transaction structures” and “alternative proposals.” Please revise to specifically describe each alternative and the reasons for rejecting each alternative, or advise us.

The Partnership has revised the disclosure on pages 20 and 28 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

Certain Other Effects of the Asset Sale, page 28

7.                                       We note your response to comment 15 in our letter dated February 14, 2011. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal unitholders of public companies

The Partnership has revised the disclosure on pages 29-30 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 62

8.                                       We note your response to comment four in our letter dated February 14, 2011.  Please revise to state the date used to calculate the beneficial ownership information.

The Partnership has revised the disclosure on pages 63-64 of Amendment No. 2 to Schedule 14A in response to the Staff’s comment.

*    *    *    *

Please contact the undersigned at 212-859-8156 should you require further information or have any questions.

Sincerely,

/s/ Paul M. Reinstein
Paul M. Reinstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

cc:
Robert Mackenzie, Director, ntl Fawnspring Limited
Robert Gale, Director, ntl Fawnspring Limited